June 30, 2006

Mail Stop 4561

Richard Wade
President and Chief Executive Officer
Vertical Computer Systems, Inc.
201 Main Street, Suite 1175
Ft. Worth, TX 76102

Re: Vertical Computer Systems, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Form 10-QSB for the quarter ended March 31, 2006
        File No. 000-28685

Dear Mr. Wade:

        We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief